

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

July 29, 2009

via U.S. mail and facsimile

Mr. Deli Du, Chief Executive Officer and President
China Solar & Clean Energy Solutions, Inc.
Building 3 No. 28,
Feng Tai North Road
Beijing, China 100071

> **RE: China Solar & Clean Energy Solutions, Inc.**
> **Form 8-K Item 4.01**
> **Filed July 22, 2009**
> **Form 8-K/A Item 4.01**
> **Filed July 28, 2009**
> **File No. 000-12561**

Dear Mr. Du:

We have completed our review of your filing and amendment and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant